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霍金路偉律師行
June 26, 2025

Confidential Submission via EDGAR
Draft Registration Statement
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CCH Holdings Ltd (CIK No. 0002074123)

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of CCH Holdings Ltd , an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) for confidential non-public review by the staff of the Securities and Exchange Commission (the “Commission”) pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Draft Registration Statement relates to the initial public offering of the Company’s ordinary shares, par value US$0.00001 per share. The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company also confirms that it will publicly file the registration statement and the non-public draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. The Company has included in this submission its audited consolidated financial statements as of December 31, 2023 and 2024 and for each of the two years ended December 31, 2023 and 2024.

Should you have any questions about the Draft Registration Statement, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com, or Wong Kok Siang, partner at ST & Partners PLT, by telephone at (60) 012 276 8178 or via email at kswong@stpartners.com.my. ST & Partners PLT is the independent registered public accounting firm of the Company.

Sincerely yours,

/s/ Stephanie Tang

Stephanie Tang

CC:

Goh Kok Foong, Chief Executive Officer, CCH Holdings Ltd
Wong Kok Siang, Partner, ST & Partners PLT
Joseph M. Lucosky, Managing Partner, Lucosky Brookman LLP

Partners

M Lin

O Chan

D Y C So

C J Dobby

N W O Tang

E I Low*

J P Kwan

S K S Li

L H S Leung

A J McGinty

J E M Leitch

B A Phillips

T Liu

J Cheng

M Wong

M Sit

Z Dong

Counsel

A D E Cobden

J S F Yim

J Leung

D Lau

S Suen

P J Kaur

Foreign Legal Consultants

S Tang

(New York, USA)

B Kostrzewa

(District of Columbia, USA)

S Jiang

(New York, USA)

*Notary Public

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